Exhibit 4.3

DATED	2007

BP p.l.c.

and

ANDREW G INGLIS

SERVICE AGREEMENT

THIS AGREEMENT is made on 2007 BETWEEN:

(1)	BP p.l.c. (registered number 102498) whose registered office is at 1 St James’s Square, London SW1Y 4PD (the "Company"); and

(2)	ANDREW G INGLIS, c/o BP p.l.c., 1 St James’s Square, London SW1Y 4PD (the “Executive”)

IT IS AGREED as follows:

1.	EMPLOYMENT

The Company shall continue to employ the Executive and the Executive shall assume the position of a Senior Executive of the Company on the terms set out in this agreement (the "Employment"). The Employment in this position shall take effect from 1 February 2007.

2.	SALARY

(1)	The Company shall pay to the Executive a salary at the rate of £425,000 per annum.

(2)	The Executive's salary shall be reviewed at the discretion of the Remuneration Committee.

(3)	The Executive's salary shall accrue from day to day and be payable by equal installments in arrear on the last day of every month.

3.	PENSIONS

The Executive is entitled to continue to be a member of The BP Pension Scheme (the "Pension Scheme") subject to its terms. The Executive is entitled to benefits under the Pension Scheme in accordance with the separate arrangements made between the Company and the trustees of the Pension Scheme for the benefit of the Executive and as notified to him from time to time by the Company.

4.	TERMINATION OF EMPLOYMENT

(1)	The Company or the Executive may terminate the Employment by giving to the other party at least 12 months’ notice in writing expiring at any time.

(2)	The Employment will automatically terminate (if not already terminated) on the day before the Executive’s 60th birthday.

(3)	The Company may at any time terminate the Employment with immediate effect by giving notice in writing to the Executive on terms that the Company shall pay to the Executive, in lieu of the remainder of the term of the Employment or, as the case may be, notice under subclause (1) above, an amount equal to 12 months' salary or the amount of salary that would have been paid to the Executive if the Employment terminated on the expiry of the remainder of any notice given under sub-clause (1) above as the case may be provided that the Executive's entitlement to the payment shall be conditional on him agreeing to comply with his obligations to the Company following the termination of the Employment (which include, but without limiting the generality of the foregoing his obligations not to use or disclose the Company's or the Group's confidential information under the General Terms and Conditions of Employment).

(4)	The Company may in circumstances where the Remuneration Committee deems it to be in the Company’s best interests elect that in place of a lump sum payment in lieu of notice under sub-clause (3) above the Company will pay the Executive in lieu of notice in a series of staged payments at the time that the Executive would have been paid had he been employed during the period of notice or remainder of such period given under subclause (1) above.

(5)	Sub-clause (1) above does not limit the Company's rights to suspend any of the Executive's duties and powers under this agreement or the General Terms and Conditions of Employment. In addition or alternatively, the Company may during the whole or any part of any period of notice require the Executive to perform duties (including any modified duties arising from an exercise by the Company of its rights under the General Terms and Conditions of Employment) at such locations as the Company may reasonably require. Throughout any such period of suspension the Executive's salary and other benefits to which he is entitled under this agreement shall continue to be paid or provided by the Company.

5.	GENERAL

(1)	Each of the provisions in this agreement shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of the provisions of this agreement is void but would be valid if some part of the clause were deleted, the clause in question shall apply with such modification as may be necessary to make it valid.

(2)	The General Terms and Conditions of Employment (a copy of which are attached to this agreement) as amended by the Remuneration Committee from time to time shall form part of the Executive's terms and conditions of employment and the definitions and other provisions contained in the interpretation clause in the General Terms and Conditions of Employment shall apply to this agreement.

(3)	The terms set out in the Schedule in accordance with the requirements of the Employment Rights Act 1996 form part of this agreement.

(4)	As from the effective date of the Employment all other agreements or arrangements between the Executive and any Group Company relating to the employment of the Executive shall cease to have effect.

(5)	This agreement shall be governed by and construed in accordance with English law.

AS WITNESS the hands of the Executive and of a duly authorised representative of the Company on the date which appears first on page 1.

SIGNED by	)
THE LORD BROWNE OF MADINGLEY	)
on behalf of BP p.l.c.	)
in the presence of:	)

SIGNED by	)
ANDREW G INGLIS	)
in the presence of:	)

THE SCHEDULE

The following constitutes the statement of the particulars of the Executive's employment issued pursuant to the Employment Rights Act 1996. The particulars are those which apply on the date of this agreement:

Name of employer - the Company as defined on page 1 above.

Name of employee - the Executive as defined on page 1 above.

Date of commencement of employment - see clause 1.

Date of commencement of continuous period of employment – 1 September 1980.

Scale or rate of remuneration or method of calculating remuneration - see clause 2.

Intervals at which remuneration is paid - monthly - see clause 2.

Hours of work - there are no fixed hours of work - see also the General Terms and Conditions of Employment.

Holidays (including public holidays) and holiday pay - the Executive shall be entitled to 28 Working Days' holiday with pay in every calendar year. In addition see the General Terms and Conditions of Employment.

Sickness or injury and sick pay - see the General Terms and Conditions of Employment.

Pension - see clause 3. A contracting out certificate within the meaning of Part III of the Pension Schemes Act 1993 is in force.

Notice - see clause 4.

Job title – Senior Executive.

Place of work - the duties of the Employment relate primarily to the United Kingdom. The Executive shall be based at the Group's Headquarters, which for the time being are at the employer's address as stated on page 1 above.

Collective agreements - the Company is not a party to any collective agreement which affects the Executive's employment.

Working overseas - the Executive is not under any obligation to work overseas for periods exceeding one month and accordingly there are no particulars to be entered in this regard.

Discipline and grievance procedure – the Executive is subject to the Company’s Senior Executive discipline and grievance procedure.